Ground Floor, 138 West Street
Sandown, South Africa
P.O.Box 78182, Sandton, 2146
Tel: +27 (0) 11 301 1800
Fax: +27 (0) 11 301 1840
Listing code TSX - GBG
Listing code NYSE Amex - GBG
Listing code JSE - GBG

December 16, 2011

John Reynolds
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.
20549-7010

RE :	Great Basin Gold Ltd.
Form 40-F for Fiscal Year Ended December 31, 2010
Filed March 28, 2011
File No. 001-31729

Dear Mr. Reynolds

We acknowledge receipt of your letter dated December 2, 2011 re the review of Form 40-F for the fiscal year ended December 31 2010. Our responses to the questions raised during your review are listed below:

1.	Exhibit 99.5 Mineral Resource Estimates, page 24, 27

Exhibit 99.7 Mineral Resource Estimates, pages 15, 26

Future filings will exclude the disclosure of resources below economic cut-off for our Mineral Properties. In the event that we are able to demonstrate that resources below the economic cut-off grade has reasonable prospects for economic extraction our resource disclosure will include additional information in the footnotes that will indicate the assumptions made in determining the potential economic viability thereof.

2.	Exhibit 99.5 Safety Watch List, page 55

Exhibit 99.7 Safety Watch List, page 20

Future filings will include the disclosure required by Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The information is maintained by our Nevada operations and reported on to the Board of Directors on a quarterly basis. We include below an extract from the draft disclosure to be included in future filings:

U.S. MINE SAFETY DISCLOSURE INFORMATION

Pursuant to the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), Great Basin Gold Ltd (“the Company”) is required to disclose information regarding health and safety violations, orders and citations, legal actions and any related fatalities for all mines located in the United States. The Company’s wholly-owned subsidiary, Rodeo Creek Gold Inc, owns and operates the Hollister Mine in Elko County, Nevada and the Esmeralda Mill in Mineral County, Nevada.

The Company has a two pronged approach to safety, namely proactive work place safety and regulatory compliance. The Company understands the relevant regulatory requirements, monitor citation histories through a dedicated application created in conjunction with our health and safety external counsel and allocate the required resources to ensure effective risk mitigation. Safety incidences are investigated and recorded on a data basis where an independent risk and safety advisor perform a root cause and trend analysis that are used in planning safety interventions and initiatives. This continuous monitoring of our safety statistics is supported by the regular training of our employees to ensure safety and compliance at the operations.

Directors:	RW Thiessen* (Chairman); F Dippenaar† (President & CEO); PR Cooke†; TB Coughlan*;
HW Kirk**; JC Ngoma†; P Kotze†; OM Matloa†; A Dhir*
Company Secretary:	B Zinkhofer*	* Canadian
Co-Company Secretary:	WJP Beckmann†	† South African
** American

Great Basin Gold Limited incorporated under the laws of British Columbia, Canada
Registration No. 436691
South African (external Company) Registration No. 2006/021304/10

During 2011, at our Hollister Mine, there were:

(i)

xx violations of mandatory health or safety hazards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard for which it received a citation from the U.S. Labor Department’s Mine Safety and Health Administration ("MSHA");

(ii)	xx orders issued to it under Section 104(b) of the U.S. Federal Mine Safety and Health Act of 1977 (the “Mine Act”);

(iii)	xx citations or orders for unwarrantable failure to comply with the mandatory health or safety standards under Section 104(d) of the Mine Act;

(iv)	xx flagrant violations under Section 110(b)(2) of the Mine Act;

(v)	xx imminent danger orders issued to it under Section 107(a) of the Mine Act;

(vi)	xx proposed assessments from the MSHA under the Mine Act;

(vii)	xx mining-related fatalities;

(viii)

xx written notices from the MSHA of a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under Section 104(e) of the Mine Act;

(ix)

xx written notices from the MSHA of the potential to have a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under Section 104(e) of the Mine Act; and

(x)	xx pending legal actions before the Federal Mine Safety and Health Review Commission.

During 2011, at our Esmeralda Mill, there were:

(i)

xx violations of mandatory health or safety hazards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard for which it received a citation from the U.S. Labor Department’s Mine Safety and Health Administration ("MSHA");

(ii)	xx orders issued to it under Section 104(b) of the U.S. Federal Mine Safety and Health Act of 1977 (the “Mine Act”);

(iii)	xx citations or orders for unwarrantable failure to comply with the mandatory health or safety standards under Section 104(d) of the Mine Act;

(iv)	xx flagrant violations under Section 110(b)(2) of the Mine Act;

(v)	xx imminent danger orders issued to it under Section 107(a) of the Mine Act;

(vi)	xx proposed assessments from the MSHA under the Mine Act;

(vii)	xx mining-related fatalities;

(viii)

xx written notices from the MSHA of a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under Section 104(e) of the Mine Act;

(ix)

xx written notices from the MSHA of the potential to have a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under Section 104(e) of the Mine Act; and

(x)	xx pending legal actions before the Federal Mine Safety and Health Review Commission.

The Company acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your letter. If there is any additional information you would like or if you have additional questions, please let us know.

Sincerely

/s/ L van Vuuren

Lou van Vuuren
CHIEF FINANCIAL OFFICER